EXHIBIT 8.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation	Ownership

Administración de Projectos Levon en México, S.A. de C.V.	Mexico	100%

Minera El Camino, S.A. de C.V.	Mexico	100%

Aphrodite Asset Holdings Ltd.	British Virgin Islands	100%

Turney Assets Limited	British Virgin Islands	100%

Valley High Ventures Ltd.	Canada	100%

Citrine Investment Holdings Limited	British Virgin Islands	100%

Minera Titan, S.A. de C.V.	Mexico	100%